December 19, 2009

Ms. Lyn Shenk

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:         Travelport Limited

File No. 333-141714-23

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2009

Form 8-K Furnished May 8, 2009

Dear Ms. Shenk:

This responds to your letter dated December 1, 2009 to Eric J. Bock, Executive Vice President, Chief Administrative Officer and General Counsel for Travelport Limited (the “Company”), setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the above referenced filings of the Company.  For ease of reference, we have restated below the text of each of your questions or comments in bold followed by the Company’s response.

1.     Refer to your response to our prior comment number 2.  We do not object to the inclusion of  “operating income (loss)” to the selected quarterly financial data table.  We also acknowledge that you do not present “gross profit” in your statements of operations.  In this regard, however, we believe you should present “cost of revenue” in the selected quarterly financial data table pursuant to the answer to question 3 in the Staff Accounting Bulletin 6.G.1. Please revise your presentation of selected quarterly financial data accordingly.

In response to the Staff’s comment, we will disclose “cost of revenue” in the selected quarterly financial data table in our future annual filings.  The revised disclosure will be as follows:

Provided below is selected unaudited quarterly financial data for 2007 and 2008.

	2007
	First	Second	Third	Fourth
Net revenue	$666	$715	$754	$645
Cost of revenue	280	285	298	311
Operating income (loss)	48	70	89	(225)
Net loss	(34)	(22)	(50)	(334)

	2008
	First	Second	Third	Fourth
Net revenue	$666	$703	$634	$524
Cost of revenue	340	362	308	257
Operating income (loss)	67	116	93	48
Net income (loss)	(29)	59	(128)	(81)

2.     Refer to your response to our prior comment number 9.  It is not clear from your response or existing disclosure what “EBITDA” on a consolidated basis represents (i.e., a non-GAAP performance or liquidity measure).  Furthermore, you have not provided substantive reasons specific to your circumstances that demonstrate the usefulness of this non-GAAP measure to investors in evaluating your company pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.  For example, you have not disclosed why you believe it is useful for investors to disregard each of the eliminated items in arriving at the measure.  Please revise your disclosure as indicated above and provide us with a copy of your intended revised disclosure.  Alternatively, discontinue presenting “EBITDA” on a consolidated basis.

In response to the Staff’s comment, we intend to revise our disclosure in future filings to remove references to consolidated EBITDA and include only segment EBITDA, which is a GAAP measure.  We intend to present the following revised disclosure:

	GDS segment		GTA segment		Reconciling Items Corporate and unallocated expenses		Consolidated
	Nine months Ended September 30,		Nine months Ended September 30,		Nine months Ended September 30,		Nine months Ended September 30,
	2009	2008	2009	2008	2009	2008	2009	2008
Net Revenue	$1,514	$1,715	$201	$288	$—	$—	$1,715	$2,003

Cost and Expenses
Cost of revenue	802	948	32	53	—	—	834	1,001
Selling, general and administration	233	281	125	141	58	84	416	506
Restructuring charges	6	12	3	2	9	5	18	19
Depreciation and amortization	136	141	45	49	6	4	187	194
Impairment of goodwill and intangible assets	—	—	833	—	—	—	833	—
Other expense (income)	(2)	7	—	—	(3)	—	(5)	7
Total costs and expenses, net	1,175	1,389	1,038	245	(10)	(29)	2,283	1,727

Operating income (loss)	339	326	(837)	43	(10)	(29)	(568)	276
Depreciation and amortization	136	141	45	49

EBITDA	475	467	(792)	92

Interest expense, net							(223)	(222)
Gain on early extinguishment of debt							10	29
(Loss) income from operations before income taxes and equity in losses of investment in Orbitz Worldwide							(781)	83
(Provision) Benefit for income taxes							64	(33)
Equity in losses of investment in Orbitz Worldwide							(153)	(148)
Net loss							$(870)	$(98)

3.     Refer to your response to our prior comment number 11.  We believe quantifying, to the extent practical, the effect of the factors indentified in your response on your effective income tax rate, accompanied by a comparative analysis at the appropriate level of detail, would provide investors with useful and meaningful information in  regard to changes in the amount of your income tax provision.  Please expand the intended revised disclosure indicated in your response accordingly.  If the effect of an identified item is not quantifiable, disclose this fact, the reason why the effect is not quantifiable and the basis for citing the item as a material factor.

In response to the Staff’s comment, We will expand our revised disclosure to include a reconciliation in dollars (millions) from the statutory tax rate to the effective tax rate and to  highlight the material factors.   We intend to include the following disclosure in our future filings:

“Our effective tax rate is likely to vary materially both from the statutory tax rate and from year to year. While within an annual period there may be discrete items that impact our effective tax rate, the following items consistently have an impact: (a) we are subject to income tax in numerous non-U.S. jurisdictions with varying tax rates, ( b) our GDS business earnings outside of the U.S. are  taxed at an effective rate that is lower than the US rate and at a relatively consistent level of charge, (c) the location of our debt in  countries with no or low rates of federal tax implies limited deductions for interest, and (d) a  valuation allowance is established against the losses generated in the United States due to the historical losses in that jurisdiction.”

The reconciliation from the statutory tax charge at the U.S. rate of 35% to our effective tax rate is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Tax (charge) benefit at U.S. federal statutory rate of 35%	$(4)	$137
Taxes on profits of non-U.S. operations at alternate rates	(31)	(85)
Non-deductible compensation	(9)	(51)
FIN 48 charge	(12)	(24)
Other	13	(18)
Provision for income taxes	$(43)	$(41)

In addition to the normal recurring impacts discussed above, during the year ended December 31, 2007, our effective tax rate was significantly impacted by our stock compensation expense of $187 million associated with the acceleration of vesting of certain awards under our equity plans.  This had a significant impact on the effective tax rate as this is not deductible for tax purposes.

4.     Refer to your response to our prior comment number 14.  It appears that the last two sentences of your response (i.e., “If there is a change in the “useful life”…., an impairment charge is recognized.”  Is useful information that should be included in the intended disclosure indicated in your response.  Please revise accordingly.

In response to the Staff’s comment, n our next annual financial statements, we will revise our disclosure on page F-11 of the 2008 Form 10-K to include two additional sentences as follows:

“Where incentives are provided at inception, the Company defers and amortizes the expense over the life of the contract.  The Company amortizes the incentives on a straight-line basis as we expect the benefit of that incentive, which are the air segments booked on our GDS, to accrue evenly over the life of the contract. If there is a change in the useful life or expected pattern of benefit of the contract, the amortization period is changed and revised amortization is applied prospectively. If the profitability of the contract is determined to be lower than the carrying value of the upfront incentives, an impairment charge is recognized.”

5.             Refer to your response to our prior comment number 19.  We note management’s use of the non-GAAP measures referred to in the comment and your response.  However we do not believe that you have provided substantive reasoning specific to your circumstances as to why consolidated “EBITDA,” “adjusted EBITDA,” “adjusted EBITDA margin” and “adjusted corporate and other expenses,” and the related adjustments in arriving at the applicable measures, provide investor’s with a more complete understanding underlying your operating results as indicated in your response, in compliance with Item 10(e)(1)(i)(c) of Regulation S-K.  For example, it is not clear why investors should disregard interest expense associated with this agreement if the agreement is material in funding your operations, as implied in your responses.  As another example, it is not clear why investors should disregard equity based compensation that is a part of the overall compensation paid to employees in operating the company.  Further, we did not identify the basis for “adjusted corporate and other expenses” and the related reconciliation.  Therefore, we believe you should discontinue presenting the aforementioned non-GAAP measures in the context of operating performance.

We further note in your response that (i) the non-GAAP measures “adjusted revenue,” consolidated “EBITDA” and “adjusted EBITDA” are defined terms in your credit agreement as used in computing the “leverage ratio” therein, (ii) you believe the credit agreement is material to you and (ii) “adjusted EBITDA” is a critical component of the “leverage ratio.”.  Given the preceding, it appears to use that these non-GAAP measures represent liquidity measures and, therefore, should be presented in this context.   Accordingly, it appears these non-GAAP measures should be reconciled to the comparable GAAP liquidity measure.  In connection, with this, we expect expanded discussion in the “liquidity and Capital Resources” section of “Management’s Discussion and Analysis” in your Form 10-K’s and Form 10-Q’s in regard to the materiality of the credit agreement and the associated non-GAAP measures as related to your liquidity.  We also expect that you disclose the limit and effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity in all filings in which the associated non-GAAP liquidity measures are presented or discussed.  Please revise your filings as indicated in this paragraph, as appropriate, and provide us with a copy of your intended revised disclosures.

In response to the Staff’s comment, we will discontinue disclosing “Adjusted net revenue” and “EBITDA (on a consolidated basis)” in future documents filed with or furnished to the SEC.  These performance measures are used by management to provide it with a more complete understanding of the underlying operating results of the Company, however, we intend to limit the number of non-GAAP measures included in our documents filed with or furnished to the SEC to Adjusted EBITDA and adjusted EBITDA margins as Adjusted EBITDA is the primary metric used by management.

To further expand on our prior response, while Adjusted EBITDA is a key term in a material debt agreement, even more importantly Adjusted EBITDA is the primary performance measure used by management across the entire Company to evaluate and understand the underlying operations and trends.  Management believes Adjusted EBITDA is the best metric for monitoring the performance of the Company’s ongoing core operations.  The core operations represent the primary trading operations of the business, and exclude certain items we believe are unusual charges, unrelated to our underlying operations or are non-cash charges which distort the earnings of the core operations.  The items include the impact of purchase accounting,  impairment of intangible assets, expenses incurred in conjunction with Travelport’s separation from Cendant, expenses incurred to acquire and integrate Travelport’s portfolio of businesses, costs associated with Travelport’s restructuring efforts and development of a global on-line travel platform, non-cash equity-based compensation, and other adjustments made to exclude expenses management views as outside the core operations.   As a result of the exclusion of these items from our profitability, we are able to review on a period-to-period basis each business unit’s performance and assess financial discipline over operational expenditures without the effect of these items that we do not believe are related to the underlying operations.

Adjusted EBITDA is the fundamental performance measure used by management across the entire Company to value and understand the underlying operations and trends.  This measure is used by management and our Board of Directors as follows:

•      It is the primary metric used by the Board of Directors in setting targets for, and determining, incentive compensation;

•      Adjusted EBITDA is used for forecasting purposes and in determining future capital investment allocations.  When evaluating the business operating results on a monthly basis, management compares  actual Adjusted EBITDA to  forecasted Adjusted EBITDA;

•      Adjusted EBITDA is used when evaluating the actual operating results on a monthly basis to forecasted results;  and

•      Adjusted EBITDA is the primary performance measure for monthly operating performance communicated to the Board of Directors; and

The reason we exclude these items in monitoring our business are as follows for the most significant adjustments:

•      Acquisition and integration costs.  We exclude these costs from Adjusted EBITDA as management does not consider the integration and acquisition related costs to be reflective of the business units’ performance in the ordinary and ongoing course of its operations or reflective of the performance of the overall consolidated group.  These costs relate primarily to the acquisition and integration of Worldspan into our GDS and the separation of the Company from its previous owner. In addition, certain of our debt investors require us to report on the performance of our business excluding these items.

•      Restructuring costs.  Similar to integration and acquisition costs, we believe the impact of the restructuring plans and actions are not reflective of the ongoing core operations of the business.  These costs, primarily severance costs, are generally incurred for the purpose of generating future cost savings and have been incurred in relation to significant acquisitions or structural changes in our organization.  We believe including these costs when monitoring our business is distortive to understanding the performance of the underlying operations and the impact of the restructuring efforts.

•      Stock-Based Compensation.  We believe stock-based compensation reflects a non-cash cost which may obscure the trends in the underlying business, and, therefore, the management of the individual business units are not held accountable for the impact of this item on their results of operations.   Further, management believes that due to the subjective assumptions involved in determining the fair value of equity awards, the varying methodologies used to determine equity based compensation across various companies, and the significant impact resulting from any changes in the vesting conditions, excluding these amounts from Adjusted EBITDA enhances comparisons of the underlying operating performance of the business with other similar companies.  Additionally, our public investors are debt investors, primarily concerned with our ability to fund our periodic interest payments, which is not impacted by stock-based compensation.

•      Financing costs:  The majority of our interest expense represents interest expense incurred on the $3,603 million loan that was obtained at the time of the acquisition by Cendant and $1,040 million loan associated with the acquisition of Worldspan.  In addition, during the past two years, we have distributed $254 million of our excess liquidity to our parent company to allow it to repay certain of its indebtedness.   We generally do not use debt to finance our working capital but rather finance our operations through cash flows generated from operations.  As a result, we believe it that in order to allow comparability to other companies, specifically those with a different ownership structure, it is important to add back financing costs to our results.

In addition to the reasons noted above, and as communicated in our prior response, Adjusted EBITDA is a defined term under our credit agreement and is used in calculating our maximum total leverage ratio.  The credit agreement is a material agreement for the Company, and Adjusted EBITDA is a critical component of this key financial ratio under our credit agreement covenants.  While we agree that Adjusted EBITDA can be viewed as a liquidity measure, it is not our intention to present Adjusted EBITDA as a liquidity measure but as a performance measure that is also used in computing our leverage ratio that is critical to our debt compliance.  This agreement, and compliance with the covenants, is material due to the amount of debt outstanding under the agreement, however we believe it is important to note (as described above) this is not debt used to finance our operations but instead was an agreement entered into at the time of the acquisition of Travelport by Cendant.  As a result, this agreement is not critical to funding our ongoing liquidity but is material in that if we were not in compliance with the covenants it would have a significant impact on our liquidity.  Our “leverage ratio” is computed by calculating the last twelve months of our reported consolidated “Adjusted EBITDA” and dividing this figure by the total debt outstanding (as defined in the terms of our credit agreement) at the balance sheet date.  In future periods, we will include disclosure in our liquidity section of our leverage ratio and explanation of the measures used in computing the ratio.  We will also include in the liquidity section disclosure of the  limit and actual computed amount of the leverage ratio.

In response to the Staff’s comment, we will include the following modified disclosures in our future press release as follows:

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and may not be comparable to similarly named measures used by other companies. In addition, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as a measures of liquidity or cash flow from operations nor measures comparable to net income as determined under US GAAP as they do not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments, tax payments, and other costs associated with items unrelated to our ongoing operations.

However, these are the primary metrics by which management evaluates the operating performance of the Company’s business. Management believes that when viewed with US GAAP results and the accompanying reconciliation, Adjusted EBITDA provides additional information that is useful for management and other external users to gain a complete understanding of the underlying operating performance and trends impacting the business and to provide an enhanced overall understanding of the prospects for the future.  Adjusted EBITDA is used by management and the board of directors to evaluate the Company’s actual results against management’s expectations. In addition, the compensation of management and other employees within the Company is also tied to the Company’s performance, as measured by Adjusted EBITDA relative to performance targets established by the board of directors.

Adjusted EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization and  adjusted to exclude the impact of purchase accounting, impairment of goodwill and intangibles assets, expenses incurred in conjunction with Travelport’s separation from Cendant, expenses incurred to acquire and integrate Travelport’s portfolio of businesses, costs associated with Travelport’s restructuring efforts and development of a global on-line travel platform, non-cash equity-based compensation, and other adjustments made to exclude expenses management views as outside the normal course of operations. We specifically exclude these items, among other items, because (a) interest costs are not related to financing our ongoing operations, which is financed generally from cash flows from operations, but primarily related to debt incurred upon the acquisition of Travelport by Blackstone or related to the acquisition of Worldspan, (b) restructuring cost are associated with initiatives intended to generate future cost savings and the exclusion of such costs then allows us to better monitor the impact of these programs, (c ) non-cash stock compensation is based on a number of assumptions and we believe that the elimination of this cost provides us more comparable information for comparing to our competitors  and (d) any impairment charges is non-recurring in nature and unrelated to future ongoing operations.  As a result of these exclusion of these items from our profitability, we are able to review on a period-to-period basis our performance and assess financial discipline over operational expenditures without the effect of these items that we do not believe are related to the underlying operations.

We disclose Adjusted EBITDA as a supplemental performance measure to investors as we believe it provides the investor a measure that facilities their comparison of our operating performance with the operating performance of other companies in our industry.  In addition, we believe that providing investors the same measure that our management uses to monitor our operating performance provides greater transparency in our financial disclosures.

In addition, Adjusted EBITDA is a defined term within our credit agreement and is a critical performance measure used to calculate the leverage ratio under our credit agreement covenants.  This ratio compares our Adjusted EBITDA on a full-year basis, including the impact of cost savings and synergies, to our consolidated net debt and is known as our Leverage Ratio. We are currently in compliance with our Leverage Ratio. A breach of this covenant could result in a default under the senior secured credit agreement and the indentures governing our notes.

6.             For each period presented on a consolidated and segment basis, please analyze material variances between comparative periods in regard to the respective proportion of cost of revenue and selling, general and administrative (SG&A) expenses to revenue.  For example, for the three months ended period, cost of revenue decreased by 330 basis points for GTA and decreased 240 basis points for GDS and SG&A increased 1,320 basis points for GTA.   To the extent meaningful and material, also analyze variances on this basis between successive periods, and trends within the same fiscal year and throughout the periods presented.

In response to the Staff’s comment, we believe it may be meaningful to analyze and disclose variances between comparative periods with regard to respective proportions of cost of revenue and selling, general and administrative expenses to revenue, when there are material variances that merit discussion.  We, however, do not believe it is meaningful to include the same analysis and discussion on successive periods due to the cyclical nature of our business, which results in revenues that are generally higher in the second and third calendar quarters of the year as travelers plan and purchase their spring and summer travel, and then flatten or decline in the fourth and first calendar quarters of the year.  A significant percentage of our expenses are not subject to seasonal fluctuations and, therefore, we believe it is more meaningful to include analysis and disclosure of these measures on comparable periods.

The following is the revised disclosure we intend to include in future filings in the Consolidated Results of Operations discussion.

GTA Segment

Revenue

GTA revenue decreased $21 million (20%) for the three months ended 30 September 2009. Global Transaction Value (“TTV”) declined 12% in the quarter primarily due to 11% fewer room nights.   Net revenue declined 20% in the quarter due to the reduction in TTV, a 4% decrease due to unfavorable exchange rate movements and a reduction in our average daily rates achieved.

Cost of Revenue

GTA cost of revenue decreased $6 million (38%) due a $3 million decrease in transactions where we take inventory risk and a $3 million decrease as a result of cost reduction actions.  These factors contributed to the cost of revenue decrease as a percentage of revenue from 16% to 12% for the three months ended September 30, 2008 compared to the three months ended September 30, 2009,

Selling, General and Administrative Expenses (SG&A)

GTA SG&A increased $1 million primarily as a result of the impact of exchange rate movements of $4 million and an increase of bad debt expense of $2 million, largely offset by $5 million decrease in other general and administrative costs as a result of cost reduction actions.   These factors, coupled with a decrease in revenue of $21 million, resulted in the SG&A increasing as a percentage of revenue from 39% to 50% for the three months ended September 30, 2008 compared to the three months ended September 30, 2009.

The following is the revised disclosure we intend to include in the Consolidated Results of Operations discussion for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

The following is the revised disclosure we intend to include in the Consolidated Results of Operations discussion for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

GTA Segment

Revenue

GTA revenue decreased $87 million (30%) from $288 million in the nine months ended 30 September 2008 to $201 million in the nine months ended 30 September 2009. The decrease in revenue is primarily due to a reduction in TTV, as well as a 7% decrease due to unfavourable exchange rate movements and a reduction in the average daily rates achieved in the travel wholesale industry.  Global TTV declined 22% primarily due to 16% fewer room nights.

Cost of Revenue

GTA cost of revenue decreased $21 million (40%) from $53 million in the nine months ended 30 September 2008 to $32 million in the nine months ended 30 September 2009.  The decrease in cost of revenue is primarily due to a $15 million decrease in transactions where GTA takes inventory risk and $6 million as a result of cost reduction actions.  The value of transactions where GTA takes inventory risk decreased from $29 million for the nine months ended 30 September 2008 to $14 million for the nine months ended 30 September 2009.

Selling, General and Administrative Expenses (SG&A)

GTA SG&A decreased $16 million (11%) primarily due to $16 million of cost reduction actions and a $10 million favourable impact of foreign exchange movements, partially offset by increased bad debt expense of $10 million due to delinquencies experienced in the nine months ended 30 September 2009.  These factors, coupled with a decrease in revenue of $87 million, resulted in the SG&A increasing as a percentage of revenue from 49% for the nine months ended September 30, 2008 to 62% for the nine months ended September 30, 2009.

* * *

In connection with responding to your comments, the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel